UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42632

Scage Future

2F, Building 6, No. 6 Fengxin Road,

Yuhuatai District, Nanjing City

Jiangsu Province, 210012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Explanatory Note

This report of foreign private issuer on Form 6-K is being filed to provide the home country rule exemption disclosure to be included in the next Form 20-F of Scage Future, a Cayman Islands exempted company (the “Company”), for the fiscal year ending June 30, 2026.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the Company has elected to follow the Company’s home country rules for exemption from the requirements to obtain shareholder approval under Nasdaq Listing Rule 5635(a) and (c).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scage Future

Date: June 29, 2026	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

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